UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934i

    CareFusion Corporation

(Name of issuer)

    Common Stock

(Title of class of securities)

    14170T101

(CUSIP number)

    December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[i]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting person: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Cardinal Health, Inc. I.R.S. #31-0958666
2	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3	SEC use only:
4	Citizenship or place of organization: Ohio
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 0 (Note 1)
	6	Shared voting power: 0
	7	Sole dispositive power: 35,882,301
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 35,882,301
10	Check box if the aggregate amount in Row (9) excludes certain shares: ☐
11	Percent of class represented by amount in Row (9): 16.2% (Note 2)
12	Type of reporting person: CO

(Note 1) Pursuant to a Stockholder’s and Registration Rights Agreement, dated August 31, 2009, by and between Cardinal Health, Inc. (the “Reporting Person”) and CareFusion Corporation (the “Company”), the Reporting Person granted to the Company an irrevocable proxy to vote all of the shares of Company common stock beneficially owned by the Reporting Person in proportion to the votes cast by the Company’s other stockholders. As a result, the Reporting Person does not exercise voting power over any of the shares of Company common stock.

(Note 2) The denominator for this calculation is based on 221,384,194 shares of Company common stock outstanding as of November 2, 2009, as reported in the Company’s registration statement on Form S-1, filed with the U.S. Securities and Exchange Commission on December 29, 2009.

SCHEDULE 13G

Item 1.	(a)	Name of Issuer:

CareFusion Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

3750 Torrey View Court San Diego, CA 92130

Item 2.	(a)	Name of Person Filing:

Cardinal Health, Inc.

	(b)	Address of Principal Business Office, or if None, Residence:

7000 Cardinal Place Dublin, OH 43017

	(c)	Citizenship:

The state of organization is Ohio.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

14170T101

Item 3.	If this statement is filed pursuant to Sections 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3 (a) (6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with Section 240.13d-l(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-l(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Section 240.13d-l(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with Section 240.13d-l(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Section 240.13d-l(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-l(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership. (As of December 31, 2009)

Explanatory Note: Prior to August 31, 2009, the Company was a wholly-owned subsidiary of the Reporting Person. On August 31, 2009, the Reporting Person completed the spin-off of the Company through a pro rata distribution to its shareholders of approximately 81% of the then outstanding shares of the Company’s common stock (the “Spin-Off”). The Reporting Person held 18.7%, or 41,392,836 shares, of the Company’s common stock immediately after the Spin-Off.

After the completion of the Spin Off and prior to December 31, 2009, the Reporting Person sold 5,510,535 shares of Company common stock. As a result, as of December 31, 2009, the Reporting Person beneficially owned 35,882,301 shares of Company common stock, representing approximately 16.2% of the outstanding Company common stock.

(a) Amount beneficially owned:

See the response to Item 9 on the attached cover page and the explanatory note above.

(b) Percent of Class:

See the response to Item 11 on the attached cover page. The percent of class reported is based on a denominator of 221,384,194 shares of Company common stock outstanding as of November 2, 2009, as reported in the Company’s registration statement on Form S-1, filed with the U.S. Securities and Exchange Commission on December 29, 2009.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See the response to Item 5 on the attached cover page. In connection with the Spin-Off, the Reporting Person and the Company entered into a Stockholder’s and Registration Rights Agreement, dated August 31, 2009, pursuant to which the Reporting Person granted to the Company an irrevocable proxy to vote all of the shares of Company common stock beneficially owned by the Reporting Person in proportion to the votes cast by the Company’s other stockholders. As a result, the Reporting Person does not exercise voting power over any shares of Company common stock.

(ii) Shared power to vote or to direct the vote:

See the response to Item 6 on the attached cover page and the information in Item 4(c)(i) above.

(iii) Sole power to dispose or to direct the disposition of:

See the response to Item 7 on the attached cover page and the explanatory note above.

(iv) Shared power to dispose or to direct the disposition of:

See the response to Item 8 on the attached cover page and the explanatory note above.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2010	CARDINAL HEALTH, INC.

/s/ Stephen T. Falk
	Name:	Stephen T. Falk
	Title:	Executive Vice President, General Counsel and Corporate Secretary

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